SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of Earliest Event Reported): April 27, 2018 (April 27, 2018)

STREAMNET, INC.

(Exact name of issuer as specified in its charter)

Nevada	81-3324776
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

7582 Las Vegas Blvd. Las Vegas, Nevada	89123
(Address of principal executive offices)	(Zip Code)

702.721.9915

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: 3,600,000 shares Common Stock

Item 9 Other Events.

The issuer’s report on Form 1-K could not be filed without unreasonable effort or expense, but will be filed on or before the 15th calendar day following the prescribed due date. The issuer has experienced delays in completing its financial statements for the year ended December 31, 2017 as the issuer’s auditors were unable to timely complete the audit. As a result the issuer is delaying in filing its Form 1-K for the year ended December 31, 2017.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Streamnet, Inc.

Dated: April 27, 2018	By:	/s/ Darryl Payne
Name: Darryl Payne
Chief Executive Officer

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